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                             June 5, 2024

       Andrew Freedman
       Partner, Olshan Frome Wolosky LLP
       Enhabit, Inc.
       1325 Avenue of the Americas
       New York, NY 10019

                                                        Re: Enhabit, Inc.
                                                            PREC14A filed May
28, 2024
                                                            Filed by Arex
Capital Master Fund, LP et al.
                                                            File No. 001-41406

       Dear Andrew Freedman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREC14A filed May 28, 2024

       Proposal 1, Election of Directors, page 11

   1. We note the disclosure on pages 16-17 related to the services provided by Dr. Sheff, Ms.
                                                        Hochhauser, and Ms.
Ambers. Please provide, as applicable, disclosure regarding such services that is fully
responsive to Item 404(a)(3) and (4) of Regulation S-K, or advise.
       Quorum; Broker Non-Votes; Discretionary Voting, page 23

   2. We note the following disclosure at the bottom of page 23: "Under applicable rules, your broker will not have
discretionary authority to vote your shares at the Annual Meeting on any of the proposals."
It is our understanding that brokers may exercise discretionary authority on routine
matters if they do not receive soliciting materials from
                                                        the dissident. Please
clarify.
   3. We note the following disclosure on page 24: "Brokers do not have discretionary authority
 Andrew Freedman
Enhabit, Inc.
June 5, 2024
Page 2
         to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on the proposals." Please clarify (i) in line with the previous comment, that discretionary authority may exist to the extent brokers do not receive soliciting materials from the dissident, and (ii) that, aside from the limited circumstances in which broker non-votes may arise, unvoted/uninstructed shares of Common Stock will not count for purposes of attaining a
         quorum.
General

4. On the proxy card, please revise to include the names of the unopposed and opposed company nominees. In addition, on the front page of the proxy card, for the sake of clarity, please insert the word "the" between "FOR" and "Two (2) Company Nominees
         Unopposed... ."
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameAndrew Freedman                              Sincerely,
Comapany NameEnhabit, Inc.
                                                               Division of
Corporation Finance
June 5, 2024 Page 2                                            Office of
Mergers and Acquisitions
FirstName LastName